Exhibit 99.1

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three months ended

November 30, 2021 and 2020

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Financial Position

(Expressed in Thousands of US Dollars)

As at	November 30, 2021	August 31, 2021

Assets
Current Assets
Cash (Note 5)	$7,929	$13,447
Amounts receivable (Note 6)	502	460
Prepaid and other assets (Note 7)	150	332
Inventory (Note 8)	1,517	1,179
Current assets	10,098	15,418
Mineral property, plant and equipment (Note 9)	43,870	2,482
Exploration and evaluation assets and expenditures (Note 10)	-	38,618
Assets	$53,968	$56,518
Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 11, 17)	$3,967	$5,263
Derivative warrant liabilities (Note 12)	1,941	2,149
Current liabilities	5,908	7,412
Asset Retirement Obligation	2,715	2,681
Liabilities	8,623	10,093
Shareholders’ equity
Share capital (Note 13)	158,227	158,129
Share based payment reserve (Note 14)	6,660	5,680
Warrants reserve (Note 15)	1,606	1,606
Accumulated deficit	(119,479)	(117,457)
Equity attributable to owners of the Company	47,014	47,958
Non-controlling interests (Note 16)	(1,669)	(1,533)
Total shareholders’ equity	45,345	46,425
Total Shareholders’ Equity and Liabilities	$53,968	$56,518

Nature of operations and Going Concern (Note 1)

Commitments and Contingencies (Note 23)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in Thousands of US Dollars)

Three months ended November 30,	2021	2020
		Restated – notes 2 and 4

Administrative expenses
General and administrative expense (Note 18)	$2,345	$1,173
Administrative expenses	(2,345)	(1,173)
Other income (expenses)
Financial instrument related cost and other (Note 19)	174	(508)
Foreign exchange	18	17
Interest, net	(5)	30
Other expense	-	(1)
Net loss and comprehensive loss	$(2,158)	$(1,635)

Loss and comprehensive loss attributable to:
Parent	(2,022)	(1,115)
Non-controlling interests	(136)	(520)
Net loss	$(2,158)	$(1,635)

Loss per share – basic and diluted attributable to Parent	$(0.01)	$(0.01)
Weighted average number of shares outstanding	254,983,579	200,611,435

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in Thousands of US Dollars)

	Share Capital		Reserves
	Number of Shares	Amount	Share based payments	Warrants	Accumulated deficit	Owner's equity	Non- controlling interests	Total equity

Balance at August 31, 2020	199,975,122	$135,100	$2,748	$728	$(113,453)	$25,123	$(254)	$24,869
Issued for settlement of convertible debentures	1,832,418	1,058	-	-	-	1,058	-	1,058
Net loss for the period	-	-	-	-	(1,115)	(1,115)	(520)	(1,635)
Balance at November 30, 2020	201,807,540	$136,158	$2,748	$728	$(114,568)	$25,066	$(774)	$24,292
Issued for cash, net of share issue costs	38,477,666	23,226	-	-	-	23,226	-	23,226
Warrants issued (Note 13)	-	(8,710)	-	878	-	(7,832)	-	(7,832)
Share based compensation - common shares	-	-	2,933	-	-	2,933	-	2,933
Issued for settlement of convertible debentures	10,318,029	5,957	-	-	-	5,957	-	5,957
Shares issued for settlement of debts related to convertible and gold loans	4,266,321	1,497	-	-	-	1,497	-	1,497
Options exercised (Note 13)	1,000	-	-	-	-	-	-	-
Transfer of reserve on exercise of options	-	1	(1)	-	-	-	-	-
Net loss for the period	-	-	-	-	(2,889)	(2,889)	(759)	(3,648)
Balance at August 31, 2021	254,870,556	$158,129	$5,680	$1,606	$(117,457)	$47,958	$(1,533)	$46,425
Shares issued for settlement of debts	165,889	98	-	-	-	98	-	98
Share based compensation - common shares	-	-	980	-	-	980	-	980
Net loss for the period	-	-	-	-	(2,022)	(2,022)	(136)	(2,158)
Balance at November 30, 2021	255,036,445	$158,227	$6,660	$1,606	$(119,479)	$47,014	$(1,669)	$45,345

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flow

(Expressed in Thousands of US Dollars)

Three months ended November 30,	2021	2020
		Restated – notes 2 and 4

Operating
Net loss	$(2,158)	$(1,635)
Adjustments to reconcile net loss to cash flow from operating activities:
Non-cash items (Note 24)	887	501
Net change in non-cash operating working capital items:
Amounts receivable	(42)	(197)
Inventory	(338)	(210)
Prepaid and other assets	182	14
Trade, other payables and accrued liabilities	(1,486)	(223)
Cash used in operating activities	(2,955)	(1,750)
Investing
Exploration and evaluation assets and expenditures	(2,192)	(1,850)
Proceeds from gold sales	535	677
Purchase of mineral property, plant and equipment	(906)	(43)
Cash used in investing activities	(2,563)	(1,216)
Financing
Repayment of leases	-	(27)
Proceeds from issuance of convertible debentures	-	1,000
Cash provided by financing activities	-	973
Net decrease in cash	(5,518)	(1,993)
Cash, beginning of period	13,447	4,053
Cash, end of period	$7,929	$2,060

Supplementary information:

	2021	2020
Non-cash transactions:
Value of shares issued on conversion of debentures	$-	$1,058
Value of shares issued on settlement of debt	98	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

6

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name of the Company was changed to Tanzanian Gold Corporation on April 11, 2019 (“TanGold”, “Group” or the “Company”). The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada. The address of the Company’s principal place of business is 150 King Street West, Suite 200, Toronto, Ontario, M5H 1J9. The Company’s principal business activity is in the exploration and development of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company’s common shares are listed on the Toronto Stock Exchange in Canada and New York Stock Exchange American in the United States of America.

The Company is in the process of exploring, developing, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as exploration and evaluation assets and expenditures (“E&E assets”) represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the E&E assets is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

The Company reviews its going concern status, via comparisons to budgets, cash flow forecasts, and access to further financing. At the balance sheet date, the Company had $7.9 million of cash. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and development of mining assets. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements and such adjustments may be material.

7

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

2.	Basis of Preparation and Significant Accounting Policies

i)	Basis of presentation and measurement

The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook - Accounting including IAS 34 Interim financial reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended August 31, 2021.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which have been measured at fair value.

During the year ended August 31, 2021, the Company changed its presentation currency from the Canadian dollar to the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers. For more details, see Note 4 of these unaudited interim condensed consolidated financial statements. Reference herein of $ or USD is to US dollars, C$ or CAD is to Canadian dollars.

Balance sheet items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

These condensed interim consolidated financial statements were approved by the Board of Directors for issue on January 14, 2022.

ii)	Significant accounting policies

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2021 except as noted below.

Mineral properties – Construction in progress

All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classed as “Construction in progress”. All expenditures related to the construction of mine and obtain access to the orebody are considered to be capital development and are capitalized. Expenses incurred after reaching the orebody are regards as operating development costs and are included in the cost of ore hoisted.

Upon the commencement of commercial production, all related assets included in “Construction in progress” are reclassified to “Mineral properties” or “Property, plant and equipment”. Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

•	All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
•	A reasonable period of testing of the mine plant and equipment has been completed;
•	A predetermined percentage of design capacity of the mine and mill has been reached; and
•	Required production levels, grades and recoveries have been achieved.

8

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

2.	Basis of Preparation and Significant Accounting Policies (continued)

iii)	New accounting pronouncements

In 2020, the IASB issued amendments to IAS 16, Property Plant and Equipment, which prohibits the deduction from the cost of an item of property, plant and equipment any proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the entity recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statements of Comprehensive Loss. The amendments to IAS 16 are effective for annual reporting periods beginning on or after January 1, 2022, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2021, the IASB issued amendments to IAS 12, Income Taxes. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions. The amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

3.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. Estimates and judgments are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The following discusses the most significant accounting policy judgments and accounting estimates that the Company has made in the preparation of the financial statements that could result in a material effect during the current reporting period on the carrying amounts of assets and liabilities:

Accounting Policy Judgements

The Company made the following critical judgements in applying its accounting policies during the three months ended November 30, 2021:

1)	Exploration and Evaluation Assets and Expenditures

The application of the Company’s accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date.

9

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

3.	Significant Accounting Judgments, Estimates and Assumptions (continued)

2)	Determination of Commercial Viability and Technical Feasibility of the Buckreef Gold Project

The application of the Company’s accounting policy for mineral property development costs required judgment to determine when technical feasibility and commercial viability of the Buckreef Gold Project was demonstrable. The Company considered the positive NI 43-101 compliant Preliminary Feasibility Study (“PFS”) published in 2018, updated resource in 2020, the results from the 120 tonnes per day “tpd” oxide processing plant constructed for testing purposes which led to a decision to construct a 1,000+ tpd processing plant announced with an expectation of generating a positive long-term return on the Buckreef Gold Project based on a positive Net Present Value generated from a discounted cash flow model.

Estimates and Assumptions

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the condensed consolidated interim financial statements and the reported amount of revenues and expenses for the reporting period.

The main sources of estimation uncertainty and critical judgments by management applicable to these condensed consolidated interim financial statements are the same as those presented in the Company’s consolidated financial statements for the year ended August 31, 2021.

1)	Exploration and Evaluation Assets and Expenditures

As noted above, during the three months ended November 30, 2021, with the construction decision from the Board of Directors, the Buckreef Gold Project transitioned from an exploration and evaluation asset under IFRS 6 to mineral property, plant and equipment under IAS 16. At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model as noted above. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

2)	COVID-19

While there has been increased economic optimism in the early part of 2021 as the global economy continued to show signs of recovery from the impacts of the COVID-19 pandemic, current market conditions may result in additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s financial results. As the COVID-19 pandemic continues, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates and the effect of such differences may be material.

10

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

4.	Change in Presentation Currency

Effective September 1, 2020, the Company changed its presentation currency to US dollars from CAD dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The unaudited interim condensed consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

The unaudited interim condensed consolidated financial statements of comprehensive loss and the unaudited interim condensed consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the unaudited interim condensed consolidated statements of financial position, all assets and liabilities have been translated using the period end exchange rates, and all resulting exchange differences have been recognized in accumulated deficit. Asset and liability amounts previously reported in Canadian dollars have been translated into US dollars as at November 30, 2020, using the period end exchange rates of 1.2977 CAD/USD, and shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

11

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

4.	Change in Presentation Currency (continued)

The change in presentation currency resulted in the following impact on the November 30, 2020 unaudited interim condensed consolidated statement of financial position:

	As at November 30, 2020
	Reported at November 30, 2020 in CAD	Presentation currency change	Restated at November 30, 2020 in USD
Consolidated statement of financial position
Cash	2,673	(613)	2,060
Other current assets	2,263	(519)	1,744
Non-current assets	44,054	(10,106)	33,948
Total assets	48,990	(11,238)	37,752

Current liabilities	(13,933)	3,197	(10,736)
Long term debt	(3,535)	811	(2,724)
Total liabilities	(17,468)	4,008	(13,460)

Share capital	179,766	(43,608)	136,158
Reserves	4,482	(1,006)	3,476
Accumulated deficit and other comprehensive income	(151,680)	37,112	(114,568)
Non-controlling interests	(1,046)	272	(774)
Total shareholders’ equity	31,521	(7,230)	24,292

The change in presentation currency resulted in the following impact on the November 30, 2020 unaudited interim condensed consolidated statement of comprehensive loss:

	Reported at November 30, 2020 in CAD	Presentation currency change	Restated at November 30, 2020 in USD
General and administrative expense	(1,544)	371	(1,173)
Other income (expense)	(480)	18	(462)
Net loss and comprehensive loss	(2,024)	389	(1,635)
Earnings per share – basic and diluted	(0.01)	-	(0.01)

12

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

4.	Change in Presentation Currency (continued)

The change in presentation currency resulted in the following impact on the November 30, 2020 unaudited interim condensed consolidated statement of cash flows:

	Reported at November 30, 2020 in CAD	Presentation currency change	Restated at November 30, 2020 in USD
Cash used in operating activities	(2,276)	526	(1,750)
Cash used in investing activities	(1,617)	401	(1,216)
Cash provided by financing activities	1,272	(299)	973
Net decrease in cash	(2,621)	628	(1,993)
Cash beginning of period	5,294	(1,241)	4,053
Cash end of period	2,673	(613)	2,060

5.	Cash

As at November 30, 2021, cash totalled $7.9 million (August 31, 2021 - $13.4 million), consisting of cash on deposit with banks in general minimum interest-bearing accounts.

6.	Amounts receivable

The Company’s amounts receivable arise from two main sources: receivables due from related parties, harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	November 30, 2021	August 31, 2021
HST and VAT receivable	$458	$432
Other	44	28
Amounts Receivable	$502	$460

Below is an aged analysis of the Company’s amounts receivable:

	November 30, 2021	August 31, 2021
Less than 1 month	$23	$23
1 to 3 months	43	43
Over 3 months	436	394
Total Amounts Receivable	$502	$460

At November 30, 2021, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 21.

The Company holds no collateral for any receivable amounts outstanding as at November 30, 2021.

13

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

7.	Prepaid and other assets

	November 30, 2021	August 31, 2021
Insurance	$110	$54
Listing fees	8	32
Drilling	-	200
Legal retainers and other	32	46
Total Prepaid Expenses	$150	$332

8.	Inventory

Inventory consists of stockpiled ore, work in progress and supplies consumed during the course of exploration development and operations. Cost represents the delivered price of the item. The following is a breakdown of items in inventory:

	November 30, 2021	August 31, 2021
Stockpiled ore	$891	$712
Work in progress	470	350
Supplies	156	117
Total Inventory	$1,517	$1,179

14

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

9.	Mineral property, plant and equipment

	Construction in progress	Processing plant and related infrastructure	Machinery and equipment	Other	Total
Cost
As at September 1, 2020	$-	$2,657	$1,220	$161	$4,038
Additions	-	622	437	-	1,059
Disposals	-	-	(703)	(79)	(782)
As at August 31, 2021	$-	$3,279	$954	$82	$4,315
Additions	-	802	85	19	906
Transfer from E&E assets	40,563	-	-	-	40,563
As at November 30, 2021	$40,563	$4,081	$1,039	$101	$45,784
Accumulated depreciation
As at September 1, 2020	$-	$1,212	$1,015	$73	$2,300
Depreciation expense	-	128	144	14	286
Disposals	-	-	(686)	(67)	(753)
As at August 31, 2021	$-	$1,340	$473	$20	$1,833
Depreciation expense	-	30	49	2	81
As at November 30, 2021	$-	$1,370	$522	$22	$1,914
Net book value
As at August 31, 2021	$-	$1,939	$481	$62	$2,482
As at November 30, 2021	$40,563	$2,711	$517	$79	$43,870

No depreciation or depletion has been recorded for the Construction in progress assets as they are not ready for use as intended by management.

15

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

10.	Exploration and evaluation assets and expenditures

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The continuity of expenditures on mineral properties is as follows:

Buckreef

Balance, August 31, 2020	$30,997
Exploration expenditures:
Camp, field supplies and travel	356
License fees and exploration and field overhead	2,809
Geological consulting and field wages	3,150
Trenching and drilling	605
Mine design	1,321
Mining and processing costs	987
Change in estimate of asset retirement obligation	(133)
Gold sales	(2,524)
Payments to STAMICO as per Joint Venture agreement	1,050
Balance, August 31, 2021	$38,618
Exploration expenditures:
Camp, field supplies and travel	172
License fees and exploration and field overhead	861
Geological consulting and field wages	67
Trenching and drilling	550
Mine design	227
Mining and processing costs	431
Gold sales	(535)
Payments to STAMICO as per Joint Venture agreement	172
Balance, November 30, 2021	$40,563
Reclassification to mineral property, plant and equipment	(40,563)
Balance, November 30, 2021	$-

Buckreef Gold Project:

At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model as noted above. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

16

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

11.	Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	November 30, 2021	August 31, 2021
Less than 1 month	$637	$2,161
1 to 3 months	1,533	119
Over 3 months	1,797	2,983
Total Trade, Other Payables and Accrued Liabilities	$3,967	$5,263

12.	Derivative warrant liabilities

Private Placement Warrants:

During the year ended August 31, 2021, the Company issued warrants for the Company’s common shares pursuant to a financing in December 2020 and February 2021 (Note 15).

No warrants were exercised during the period.

The balance of the derivative warrant liabilities (level 3) is as follows:

August 31, 2021
Balance at August 31, 2020	$551
Warrants issued February 11, 2021 (Note 15)	7,830
Fair value adjustment	(6,232)
Balance at August 31, 2021	$2,149
Fair value adjustment	(208)
Balance at November 30, 2021	$1,941

Derivative warrant liabilities of $1.9 million will only be settled by issuing equity of the Company.

17

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

12.	Derivative warrant liabilities (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	November 30, 2021			August 31, 2021
Share price		$0.41			0.41
Risk-free interest rate	0.42%	-	1.01%	0.19%	-	0.67%
Dividend yield		0%			0%
Expected volatility		60%		60%	-	70%
Remaining term (in years)	1.7	–	4.2	1.9	–	4.4

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

13.	Share capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.

	Number of shares	$(000’s)
Balance at August 31, 2020	199,975,122	$135,100
Issued for cash, net of share issue costs	38,477,666	23,226
Warrants issued	-	(8,710)
Issued for settlement of convertible debentures	12,150,447	7,015
Issued for settlement of debts related to convertible and gold loans	4,266,321	1,497
Options exercised	1,000	-
Transfer of reserve on exercise of options	-	1
Balance at August 31, 2021	254,870,556	$158,129
Issued for settlement of outstanding fees	165,889	98
Balance at November 30, 2021	255,036,445	$158,227

Activity during the three-month period ended November 30, 2021:

On September 30, 2021, the Company issued 165,889 common shares at a fair value of $98 (value of outstanding liability settled) to settle outstanding fees owed totaling $98.

Activity during the year ended August 31, 2021:

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million. The common shares and warrants were issued at $0.65 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms and incurred commission and other costs of $1.8 million out of which $0.7 million was allocated to the warrants issued in the unit and expensed in the statement of comprehensive loss. The warrants issued with the common shares are classified as a liability (Note 12). The broker warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

18

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

13.	Share capital (continued)

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date. The warrants are classified as equity.

During the year ended August 31, 2021 $7.0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company. The fair value of the convertible debentures at the dates of conversion was aggregate $7.0 million.

14.	Share based payment reserve

Period/year ended	November 30, 2021	August 31, 2021
Balance at beginning of period/year	$5,680	$2,748
Share based compensation – Common shares (Note 17)	980	2,933
Transfer of reserve on exercise of options	-	(1)
Balance at end of period/year	$6,660	$5,680

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2021.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

As at November 30, 2021, the Company had 12,529,645 (August 31, 2021 – 12,513,055) options available for issuance under the Omnibus Plan.

19

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

14.	Share based payment reserve (continued)

The continuity of outstanding stock options for the three-month period ended November 30, 2021 and year ended August 31, 2021 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2020	7,352,000	CAD $0.41
Options exercised	(1,000)	CAD $0.40
Balance – August 31, 2021 and November 30, 2021	7,351,000	CAD $0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	Date	life (years) (1)
CAD $0.40	3,719,000	3,719,000	September 29, 2026	4.8
CAD $0.43	3,532,000	3,532,000	October 11, 2026	4.9
CAD $0.35	100,000	100,000	January 2, 2028	6.1
CAD $0.41	7,351,000	7,351,000		4.9

(1)	Total represents weighted average.

15.	Warrants reserve

Warrant issuances:

Activity during the three-month period ended November 30, 2021:

There were no warrant issuances during the three-month period ended November 30, 2021.

Activity during the year ended August 31, 2021:

During the year ended August 31, 2021, the Company issued 2,777,268 three-year warrants with an exercise price of $1.50 as well as 16,461,539 five-year warrants with an exercise price of $0.80 pursuant to the equity financings described above.

The 2,777,268 three-year warrants were ascribed a fair value of $0.4 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.18%; volatility 69% and an expected life of 36 months. The warrants were recognized under reserve for warrants on the statement of financial position.

The 16,461,539 five-year warrants were ascribed a fair value of $7.8 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized under warrant liability on the consolidated statement of financial position (Note 12).

The 1,152,307 five-year warrants issued to the brokers were ascribed a fair value of $0.5 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized under warrant reserve on the statement of financial position.

20

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

15.	Warrants reserve (continued)

Warrants outstanding:

The continuity of outstanding warrants for the three months ended November 30, 2021 and year ended August 31, 2021 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2020	3,289,938	1.19
Warrants issued	20,391,114	0.89
Balance – August 31, 2021	23,681,052	0.94
Warrants expired	(287,901)	0.93
Balance – November 30, 2021	23,393,151	0.94

At November 30, 2021, the following warrants and compensation warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Convertible debenture warrants - July 27, 2020	3,002,037	$1.2125	July 27, 2023
Private placement financing warrants - December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026

Balance, November 30, 2021	23,393,151	-	-

The outstanding warrants have a weighted average exercise price of $0.94 and weighted average remaining contractual life of 3.6 years.

21

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	Non-controlling interest

The changes to the non-controlling interest for the three-month period ended November 30, 2021 and year ended August 31, 2021 are as follows:

Year ended	November 30, 2021	August 31, 2021
Balance at beginning of period/year	$(1,533)	$(254)
Non-controlling interest’s 45% share of Buckreef Gold’s comprehensive loss	(136)	(1,279)
Balance at end of period/year	$(1,669)	$(1,533)

The following is summarized financial information for Buckreef Gold:

	November 30, 2021	August 31, 2021
Current assets	$1,933	$2,920
Long term assets	34,335	33,535
Current liabilities	(1,747)	(2,908)
Asset retirement obligation	(2,715)	(2,681)
Advances from parent	(36,886)	(33,728)
Comprehensive loss for the period/year	$(301)	$(2,841)

17.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

Three months ended November 30,	2021	2020
Remuneration [1]	$399	$210
Share based payments	980	-
Total	$1,379	$210

(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their services.

As of November 30, 2021, included in trade and other payables is $0.5 million of board fees (August 31, 2021 - $0.5 million) due to related parties with no specific terms of repayment.

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key Management (December 1, 2020 to May 18, 2021).

b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.02 million, 3.55 million and 2.82 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

22

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

17.	Related party transactions (continued)

The common shares had a value of $7.0 million at grant date that is amortized over the service period. $1.0 million was recognized during the three-month period ended November 30, 2021 (2020 - $nil).

18.	General and administrative expense

Three months ended November 30,	2021	2020
Depreciation (Note 9)	$81	$56
Directors’ fees	73	63
Office and general	230	118
Shareholder information	113	71
Professional fees	152	335
Salaries and benefits	673	509
Share based payments	980	-
Travel and accommodation	43	21
Total General and Administrative	$2,345	$1,173

19.	Financial instrument related costs and other

Three months ended November 30,	2021	2020
Gain on derivative warrant liabilities (Note 12)	$208	$237
Change in fair value of convertible debentures	-	(668)
Accretion on asset retirement obligation	(34)	(34)
Transaction costs on convertible debenture	-	(42)
Withholding tax costs	-	(1)
Total financial instrument related costs and other	$174	$(508)

20.	Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration and development activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct a low cost open-pit gold mine.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three-month period ended November 30, 2021. The Company is not subject to externally imposed capital requirements.

23

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

20.	Management of Capital (continued)

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at November 30, 2021 totaled $47.0 million (August 31, 2021 - $48.0 million).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

21.	Financial Instruments

Fair Value of Financial Instruments

Cash and derivative warrant liabilities are classified as fair value through profit and loss. Trade and other payables are classified as other financial liabilities, which are measured at amortized cost. Trade and Other Receivables are measured at amortized cost.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of November 30, 2021 and August 31, 2021, cash is recorded at fair value under level 1 within the fair value hierarchy, and derivative warrant liabilities (Note 12) are classified as level 3.

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities, as well as the significant unobservable inputs used.

24

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

21.	Financial Instruments (continued)

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Derivative warrant liabilities	The fair value of the warrant liabilities at the year-end has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

• Share price (November 30, 2021: $0.41, August 31, 2021: $0.41)

• Risk-free interest rate (November 30, 2021: 0.42% to 1.01%, August 31, 2021: 0.19% to 0.67%)

• Dividend yield (November 30, 2021: 0%, August 31, 2021: 0%)

Key unobservable inputs

• Expected volatility (November 30, 2021: 60%, August 31, 2021: 60% to 70%)

The estimated fair value would increase (decrease) if:

• The share price was higher (lower)

• The risk-free interest rate was higher (lower)

• The dividend yield was lower (higher)

• The expected volatility factor was higher (lower)

• The credit spread was lower (higher)

Convertible debentures	The fair value of the convertible debt during the period was calculated using a binomial lattice methodology.

Key observable inputs*

• Share price (August 31, 2021: $0.623 to $0.828)

• Risk-free interest rate (August 31, 2021: 0.10% to 0.16%)

• Dividend yield (August 31, 2021: 0%)

Key unobservable inputs*

• Discount for lack of marketability (DLOM) (August 31, 2021: 5%-15%)

The estimated fair value would increase (decrease) if:

• The share price was higher (lower)

• The risk-free interest rate was higher (lower)

• The dividend yield was lower (higher)

• The discount for lack of marketability was lower (higher)

*The range provided for the year ended August 31, 2021 refers to the range used for each assumption for the fair value at the date of the conversions during the period as the balance is $nil at year end.

Sensitivity Analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

Derivative Warrant Liabilities	November 30, 2021
Comprehensive Loss	Increase	Decrease
Expected volatility (20% movement vs. the model input)	$(653)	$544

A summary of the Company’s risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The amounts receivable consists primarily of amounts due from government taxation authorities. The Company has not recorded an impairment or allowance for credit risk as at November 30, 2021, or August 31, 2021.

25

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

21.	Financial Instruments (continued)

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at November 30, 2021, the Company had cash of $7.9 million (August 31, 2021 - $13.4 million), current assets of $10.1 million (August 31, 2021 - $15.4 million) and current liabilities of $5.9 million (August 31, 2021 - $7.4 million). Current working capital of the Company is $4.2 million (August 31, 2021 - $8.0 million). Within working capital, current liabilities include $1.9 million in derivative liabilities which will only be settled by issuing equity of the Company. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and development of mining assets.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At November 30, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

22.	Segmented information

Operating Segments

At November 30, 2021 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration and development in Tanzania. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the interim condensed consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

26

Tanzanian Gold Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Three-month Periods Ended November 30, 2021 and 2020
(Expressed in Thousands of US dollars, except for share and per share amounts)

22.	Segmented information (continued)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning the Company’s geographic locations is as follows:

	As at November 30, 2021	As at August 31, 2021
Identifiable assets
Canada	$8,013	$12,382
Tanzania	45,955	44,136
	$53,968	$56,518
Non-current assets
Canada	$26	$28
Tanzania	43,844	41,072
	$43,870	$41,100

23.	Commitments and Contingencies

Commitments:

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at November 30, 2021 and August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, the commitment table does not include any provisions for the settlement of outstanding litigation and potential claims.

24.	Non-cash items

Three months ended November 30,	2021	2020
Depreciation	$81	$56
Gain on derivative warrant liabilities	(208)	(236)
Change in fair value of convertible debentures	-	668
Share based payments	980	-
Accretion on asset retirement obligation	34	34
Foreign exchange	-	13
Forgiveness of interest	-	(34)
Total Non-cash items	$887	$501

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